UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C., 20549 FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

FOR THE MONTH OF: JANUARY 2005

COMMISSION FILE NUMBER: 0-30006

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________ .

SUBMITTED HEREWITH

Exhibits

99.1	Interim Consolidated Financial Statements for the First Quarter Ended November 30, 2004

99.2	Management Discussion and Analysis for the First Quarter Ended November 30, 2004

99.3	Notice of Annual Meeting

99.4	Information Circular for Annual Meeting

99.5	Form of Proxy

99.6	Supplemental Mailing List Return Card

99.7	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: February 1, 2005	By:	/s/ Art Cowie
Art Cowie, President